

January 11, 2011

Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

    Re: **Consolidation Services, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Quarter Ended June 30, 2010
             File No. 333-142105

Dear Ms. Thompson:

We have reviewed your response letter dated November 15, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1. We note your response to our prior comment one and conclusion that the April 1, 2010 transaction was a business combination as opposed to an asset acquisition.   In this regard, we note you provided statements of combined revenues and direct operating expenses in lieu of full financial statements for the oil and gas properties acquired. Please note requests for substitution of statements of revenues and expenses for financial statements required pursuant to Rule 3-05 of Regulation S-X should be directed to the Office of the Chief Accountant for the Division of Corporation Finance.

2. You state in your proposed disclosure in response to prior comment one that "The fair value of the purchase price based on the third party reserve valuation and the third party equipment appraisal totaled $7,421,910. Accordingly, the common shares issued and the acquisition were recorded based on the valuation of the assets acquired." FASB ASC 805-20-30-1 states the acquirer shall measure the identifiable assets acquired and liabilities assumed at fair value.   We note the equipment appraisal explicitly states it was not performed to estimate current market value but determine the value of when the

equipment was purchased. Further, the amounts of the various reserves in your table summarizing the purchase price allocation are the undiscounted amounts derived from the third party reserve analysis. We are unclear about how these undiscounted reserve amounts and the apparent equipment historical costs represent the fair value in recording the transaction. Please explain and address in your response how you apply the guidance under FASB ASC 820-10-35 to support your valuation.

3. We note your response to prior comment three. Please expand your response by explaining to us the rights and obligations of the Managing Partner (Leland and Mr. Thompson) with each fund. Also, please tell us what the termination provisions of the management agreement were between the Managing Partner and each fund.

You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551- 3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief